Exhibit 99.1

Pembina Pipeline Corporation Provides Notice of Series 9 Preferred Share Conversion Right and Announces Reset Dividend Rates

CALGARY, AB, Nov. 2, 2020 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) announced today that it does not intend to exercise its right to redeem the currently outstanding Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 9 ("Series 9 Shares") (TSX: PPL.PR.I) on December 1, 2020 (the "Conversion Date").

As a result, subject to certain terms of the Series 9 Shares, the holders of the Series 9 Shares will have the right to convert all or part of their Series 9 Shares on a one-for-one basis into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 10 of Pembina ("Series 10 Shares") on the Conversion Date. Holders who do not exercise their right to convert their Series 9 Shares into Series 10 Shares will retain their Series 9 Shares.

As provided in the terms of the Series 9 Shares: (i) if Pembina determines that there would remain outstanding immediately following the conversion less than 1,000,000 Series 9 Shares, then all remaining Series 9 Shares will be automatically converted into Series 10 Shares on a one-for-one basis effective December 1, 2020; or (ii) if Pembina determines that there would be less than 1,000,000 Series 10 Shares after December 1, 2020, no Series 9 Shares will be converted into Series 10 Shares on the Conversion Date. There are currently 9,000,000 Series 9 Shares outstanding.

With respect to any Series 9 Shares that remain outstanding after December 1, 2020, holders thereof will be entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of Pembina. The annual dividend rate for the Series 9 Shares for the five-year period from and including December 1, 2020 to, but excluding, December 1, 2025 will be 4.302 percent, being equal to the five-year Government of Canada bond yield of 0.392 percent determined as of today plus 3.91 percent, in accordance with the terms of the Series 9 Shares.

With respect to any Series 10 Shares that may be issued on December 1, 2020, holders thereof will be entitled to receive quarterly floating rate cumulative preferential cash dividends, if, as and when declared by the Board of Directors of Pembina. The annual dividend rate applicable to Series 10 Shares for the three-month floating rate period from and including December 1, 2020 to, but excluding, March 1, 2021 will be 3.996 percent, being equal to the annual rate of interest for the most recent auction of 90-day Government of Canada treasury bills of 0.086 percent plus 3.91 percent, in accordance with the terms of the Series 10 Shares (the "Floating Quarterly Dividend Rate"). The Floating Quarterly Dividend Rate will be reset every quarter.

Beneficial holders of Series 9 Shares who wish to exercise their right of conversion during the conversion period, which runs from November 2, 2020 until 3:00 (MT) / 5:00 pm (ET) on November 16, 2020, should communicate as soon as possible with their broker or other intermediary for more information. It is recommended that this be done well in advance of the deadline in order to provide the broker or other intermediary with the time to complete the necessary steps. Any notices received after this deadline will not be valid.

As previously announced, the dividend payable on December 1, 2020 to holders of the Series 9 Shares of record on November 2, 2020 will be $0.296875 per Series 9 Share, consistent with the dividend rate in effect since issuance of the Series 9 Shares. For more information on the terms of the Series 9 Shares and the Series 10 Shares, please see the prospectus supplement dated April 2, 2015 which can be found on SEDAR, under the profile of Pembina Pipeline Corporation, at www.sedar.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently developing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "should", "may", "intend", "will", "continue", "if", "to be", "expects", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to the timing and process applicable to the conversion of the Series 9 Shares into the Series 10 Shares, conversion rights, future dividend rates and payment terms for the Series 9 Shares and the Series 10 Shares. These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things: prevailing commodity prices, margins and exchange rates; that Pembina's businesses will continue to achieve sustainable financial results and that future results of operations will be consistent with past performance and management expectations in relation thereto; the availability and sources of capital, operating costs; ongoing utilization and future expansions, the ability to reach required commercial agreements; the ability to obtain required regulatory approvals; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; increased construction costs, or construction delays, on Pembina's expansion and growth projects; labour and material shortages; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; the failure to realize the anticipated benefits or synergies of completed acquisitions, integration issues or otherwise; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to widespread epidemics or pandemic outbreaks, including risks relating to the ongoing COVID-19 pandemic; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2019, and in Pembina's management's discussion and analysis dated August 6, 2020 for the three and six-months ended June 30, 2020, all of which can be found under Pembina's profile on the System for Electronic Document Analysis and Retrieval (SEDAR at www.sedar.com, filed with the U.S. Securities and Exchange Commission at www.sec.gov and are available on Pembina's website at www.pembina.com.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

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SOURCE Pembina Pipeline Corporation

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%CIK: 0001546066

For further information: Investor Relations: Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 11:36e 02-NOV-20